Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

February 11, 2018

VIA EDGAR

Keith Gregory

Division of Investment Management, Disclosure Review Office No. 3

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Great-West Funds, Inc. (“Registrant”)
Post-Effective Amendment No. 1 to Registration Statement on Form N-14
File No. 333-228805

Dear Mr. Gregory:

Filed herewith is post-effective amendment no. 1 (“Amendment No. 1”) to the above referenced registration statement filed on behalf of Great-West Funds, Inc. (“Great-West Funds” or “Registrant”).

Amendment No. 1 reflects changes in response to comments of the Commission staff (“Staff”) on pre-effective amendment No. 1 filed on January 14, 2019.

The N-14 filing was filed to notify shareholders that the Board of Directors of Great-West Funds approved the reorganization of the Great-West SecureFoundation® Lifetime 2015 Fund (“Target Fund”) into the Great-West SecureFoundation® Balanced Fund (“Acquiring Fund”).

RESPONSES TO STAFF COMMENTS

Set forth below is each Staff comment on Amendment No. 1, communicated by telephone on February 5, 2019 by Ken Ellington with regard to financial/accounting comments, and communicated by telephone on February 7, 2019 by you with respect to disclosure comments, followed by Great-West Funds’ response. Capitalized terms not defined in this letter have the meanings given them in the Information Statement.

Accounting Comments

Comment No. 1

Please confirm in correspondence that the fees presented represent the current fees in accordance with Item 3 of N-14.

Response

Registrant confirms the fees presented represent the current fees in accordance with Item 3 of N-14.

Comment No. 2

Average Annual Total Returns, page 8. Staff notes the information in the Average Annual Total Returns table is the same for both the Acquiring Fund and the Target Fund; please revise to show returns for the Target Fund.

Response

Comment complied with by revising the Average Annual Total Returns table to show returns for the Target Fund.

Disclosure Comments

Comment No. 1

Global comment. Please note that comments made in one section of the Information Statement are applicable to the remainder of the disclosure in the Information Statement where applicable.

Response

Comment complied with by applying comments made in one section of the Information Statement to the remainder of the disclosure in the Information Statement, where applicable.

Comment No. 2

Please confirm supplementally that contractowner votes aren’t being procured because the reorganization meets the conditions of Rule 17a-8 and that the insurance companies have complied with the Janus Aspen Series no-action letter dated April 10, 2008.

Response

Registrant respectfully confirms that contract owner votes are not being procured because the reorganization meets the conditions of Rule 17a-8. Registrant confirms that, as of the date of this correspondence, the insurance companies are in compliance with the conditions set forth in the Janus Aspen Series no-action letter dated April 10, 2008.

Comment No. 3

Question and Answers #3 – How do the fees and expenses compare. Please disclose that fees and expenses could increase after one year because the waivers can be terminated 90 days prior to their termination dates.

Response

Comment complied with by stating that “While GWCM and Great-West Funds do not intend to terminate any fee waivers, fees and expenses may increase because the applicable waivers may be terminated within 90 days prior to their respective termination dates.”

Comment No. 4

Initial page of Information Statement, Incorporation by Reference section. Please also incorporate by reference all documents for the Acquiring Fund such as annual or semi-annual reports as you have done for the Target Fund. Additionally, please include SEC file numbers and filing dates for all documents incorporated by reference per Rule 411 of the Securities Act of 1933.

Response

Comment complied with by incorporating by reference the semi-annual report for the Acquiring Fund. Comment further complied with by including SEC file numbers and filing dates for all documents incorporated by reference.

Comment No. 5

Background, page 1. Per prior Staff comments, in paragraph 2, please delete the disclosure specific to the GLW&A Contract beginning in the third sentence and ending at the end of the paragraph.

Response

Registrant respectfully notes that prior Staff comments are inconsistent with Comment No. 5 and Registrant believes that disclosure, as revised, is relevant information to shareholders of the Target Fund. Registrant revised the disclosure, as requested in prior Staff Comments, to include the following language:

“Shares of a Fund are only available as an investment option in connection with a Guaranteed Lifetime Withdrawal Benefit (the “Guarantee”) either as a fixed deferred annuity contract, a certificate to a group fixed deferred annuity contract issued by GWL&A, a variable annuity contract issued by GWL&A or GWL&A of NY, or a rider to a variable annuity contract issued by GWL&A or GWL&A of NY.”

Comment No. 6

Background, page 1. In the second sentence of the fourth paragraph, please delete the phrase “…when the Guarantee began.”

Response

Comment complied with by deleting the phrase “…when the Guarantee began” from the second sentence of the fourth paragraph.

Comment No. 7

Fees and Expenses, page 3. Please revise the second sentence to state the standard language in fee tables for Underlying Funds used in connection with insurance contracts that states “The fee table and the example below do not reflect the fees, expenses or withdrawal charges imposed by the GWL&A Contracts.”

Response

Registrant notes that the fee for the GWL&A Contract, an underlying investment option of the Funds, is included as a component of the Acquired Fund Fees and Expenses. Registrant believes that Comment No. 7 is aimed at the Guarantee Benefit Fee, rather than the fees associated with the GWL&A Contract.

Comment complied with by revising the disclosure as follows: “The table below does not describe the fees, expenses or withdrawal charges imposed by the Guarantee (“Guarantee Benefit Fee”), which is described in a separate prospectus or disclosure statement describing the Guarantee, or the fees and expenses of any Permitted Account. If the Guarantee Benefit Fee or fees and expenses of any Permitted Account were reflected, the fees and expenses shown would be higher.”

Comment No. 8

Annual Fund Operating Expenses table, page 3. Please confirm fees and expenses are current as of the most recent date.

Response

Registrant confirms the fees and expenses are current as of the most recent date.

Comment No. 9

Annual Fund Operating Expenses table, page 3. With respect to Footnote 1, please supplementally explain to the Staff the GWL&A Contract waiver and clarify the disclosure accordingly.

Response

Pursuant to conditions of Registrant’s proxy statement filed on December 4, 20141, GWCM contractually agreed to reduce its management fee calculated on the amount allocated to the GWL&A Contract by 0.35%. The GWL&A Contract is a fixed interest contract issued and guaranteed by GWL&A and is an underlying investment of the Fund.

In the proxy statement, Great-West Funds proposed, and shareholders approved, to change the way in which shareholder services fees (0.35%) are paid for the series of Great-West Funds that operate as funds-of-funds, including the Target Fund and Acquiring Fund. The Funds seek to achieve their investment objective by investing primarily in shares of other mutual funds and the GWL&A Contract (each, an “Underlying Fund,” and

1 Definitive Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on December 4, 2014 (Accession No. 0000356476-14-000251).

collectively, the “Underlying Funds”). Prior to shareholder approval of the proxy statement, there were no shareholder services fees paid by shareholders of the Funds. Instead, the Funds invested in share classes of Underlying Funds that paid a shareholder services or similar fee. Such fees were ultimately paid to GWL&A, which provides shareholder services for the Funds.

Shareholders approved that the applicable share classes of the Funds include a shareholder services fee (0.35%) paid directly by the applicable share classes of the Funds to GWL&A. Since shareholder services were approved to be paid by the Funds themselves (as opposed to the Underlying Funds paying for such shareholder services), the Funds then invested in different, less expensive share classes of the Underlying Funds that do not include a shareholder services or similar fees. Because there was no less expensive share class of the GWL&A Contract for the Funds to invest, GWCM contractually agreed to reduce its management fee calculated on the amount allocated to the GWL&A Contract by 0.35% so that the overall fees and expenses that shareholders of a Fund pay would not increase as a result of the implementation of the shareholder services agreement.

Comment No. 10

Annual Fund Operating Expenses table, page 3. With respect to Footnotes 1 & 2, the Staff notes fee waivers must extend for at least one year after the effective date of a registration statement in order to be disclosed or permitted in the fee table. Please update the termination date to April 30, 2020 or delete the fee waivers in the fee table and all related disclosure including any recalculations in the registration statement.

Response

Comment complied with by updating the termination date in Footnotes 1 & 2 to April 30, 2020.

Comment No. 11

Example, page 4. Please revise the second sentence to state the standard language in fee tables for Underlying Funds used in connection with insurance contracts that states “The example below does not reflect the fees, expenses or withdrawal charges imposed by the GWL&A Contract.”

Response

See response to Comment No. 7 above.

Comment complied with by revising the disclosure as follows: “The Example below does not describe the fees, expenses or withdrawal charges of the Guarantee Benefit Fee, or the fees and expenses of any Permitted Account. If the Guarantee Benefit Fee or fees and expenses of any Permitted Account were reflected, the fees and expenses shown in the Example would be higher.”

Comment No. 12

Investment Strategies, page 4. Staff notes that elsewhere in the Information Statement the disclosure indicates that the Funds have substantially similar investment strategies; please revise the disclosure for consistency. Additionally, please briefly describe the differences in the strategies addressing the target date strategy and the balanced strategy.

Response

Comment complied with by providing the following language:

“The Target Fund and the Acquiring Fund have substantially similar principal investment strategies, the only difference being attendant to the Target Fund’s Target Date Strategy. The Target Fund has a Target Date Strategy tailored for investors who retired in, or close to, 2015 and the Acquiring Fund does not have a Target Date Strategy.”

Comment No. 13

Investment Strategies, page 5. Please clarify the meaning of the last sentence with respect to investing in the GWL&A Contract. For example, clarify may vs. will.

Response

Comment complied with by revising the last sentence with respect to investing in the GWL&A Contract to state “The Fund invests in the GWL&A Contract.”

Comment No. 14

Performance Information, page 7. Please revise, per prior comments regarding introductory language in the fee table and example, 2nd to last sentence of the paragraph that ends with “…but do not include fees and expenses of any Permitted Account or any expenses of the Guarantee Benefit Fee.”

Response

See response to Comment No. 7 above.

Comment complied with by revising the disclosure as follows: “…but do not include fees, expenses or withdrawal charges of the Guarantee Benefit Fee, or the fees and expenses of any Permitted Account. If the Guarantee Benefit Fee or fees and expenses of any Permitted Account were reflected, the Funds’ performance shown would have been lower.”

Comment No. 15

Acquiring Fund Calendar Year Total Returns, page 8. Please update the bar chart and performance table disclosure to reflect 2018 information as this filing will go effective in 2019.

Response

Registrant respectfully notes that 2018 performance information will not be available until after the date this Information Statement becomes effective. As such, Registrant is unable to update the filing to include 2018 information.

Comment No. 16

Voting Rights of Shareholders, page 14. Please delete this section as proxies are not being solicited (N-14 Item 7).

Response

Comment complied with by deleting the Voting Rights of Shareholders section.

Comment No. 17

Reorganization Expenses, page 16. Following the last sentence of the paragraph, for consistency please include the language “whether or not the reorganization is completed”.

Response

Comment complied by revising the last sentence of the paragraph to state the following:

“GWCM will pay all reorganization expenses, which are estimated to be $50,600, whether or not the reorganization is completed.”

Comment No. 18

The Board’s Approval of the Reorganization, page 22. Please disclose whether the Board considered any negative factors that might be caused by the reorganization such as, the effect of a target date strategy as opposed to an active management strategy that strictly uses asset allocation

Response

Registrant notes that because the Target Fund has reached its terminal allocation point on its glidepath and passed its target date, the Target Fund, like the Acquiring Fund, strictly uses asset allocation. Therefore, Registrant has retained its existing disclosure.

Comment No. 19

Fees and Expense Ratios, page 22. Please revise the second sentence for accuracy as Staff notes that all relevant classes of the Target Fund and the Acquiring Fund pay the same 12b-1 fees, shareholder service expenses, and Acquired Fund Fees and Expenses both pre- and post-reorganization.

Response

In consideration of Comment No. 19, Registrant has removed the second sentence in the Fees and Expense Ratios section on page 22.

Comment No. 20

Outstanding Shares, page 23. Please update the information concerning ownership of shares of the Funds to the most recent practicable date per Item 403 of Regulation S-K and Item 7 of N-14.

Response

Comment complied with by updating the information concerning ownership as of December 31, 2018.

Please direct any question or comment regarding Amendment No. 1 to me at (303) 737-3011 or to Ryan L. Logsdon at (303) 737-4675.

Sincerely,

/s/ Cara B. Owen

Cara B. Owen
Senior Counsel & Assistant Secretary

cc:        Ryan L. Logsdon, Vice President, Counsel & Secretary, Great-West Funds, Inc.

Enclosures